Indaptus Therapeutics, Inc.

3 Columbus Circle, 15th Floor

New York, NY 10019

September 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Indaptus Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-265350

Ladies and Gentlemen:

On June 1, 2022, Indaptus Therapeutics, Inc. (the “Company”) filed the Registration Statement on Form S-3 (File No. 333-265350) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) for purposes of registering the offering, issuance and sale of such indeterminate number of common stock, preferred stock, subscription rights, debt securities, warrants and units, which together shall have an aggregate initial offering price not to exceed $200,000,000 (collectively, the “Securities”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company filed the Registration Statement following twelve calendar months from the effectiveness of the Company’s Registration Statement on Form S-4 (333-255389). The Company is seeking withdrawal of the Registration Statement because the Company had less than twelve calendar months of post-business combination reporting history under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and thus was not eligible to use Form S-3 at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to Gary Emmanuel of McDermott Will & Emery LLP at (212) 547-5541.

Thank you for your assistance in this matter.

Very truly yours,

INDAPTUS THERAPEUTICS, INC.

By:	/s/ Jeffrey A. Meckler
Name:	Jeffrey A. Meckler
Title:	Chief Executive Officer